

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2015

<u>**Via E-mail**</u>

M. Ridgway Barker, Esq.
Withers LLP
660 Steamboat Road
Greenwich, CT 06830

> **Re: Ethan Allen Interiors Inc.**
> **Public Soliciting Statements dated September 20, 2015**
> **File No. 001-11692**

Dear Mr. Barker:

We have reviewed your statements and have the following comments.

1.   Please file the soliciting statements made by Mr. Kathwari to the Danbury News-Times on September 20, 2015 in an article entitled "Ethan Allen CEO says share price is going up." These statements include:

- that the company stock could be worth more than $41 per share in the next two years;
- that the company will have sales of $1 billion in the next two years;
- that he expects as much as 15% to 20% of the company's sales to be from online sales in the next two years; and,
- that starting in fiscal year 2017 the company will be in a great position to leverage all the things it has done.

2.   On a related note, please be aware that oral statements remain subject to Rule 14a-9. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support or explanation for the statements listed above in comment 1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

　　　　In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3619 with any questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ Daniel F. Duchovny
　　　　　　　　　　　　　　　　　　Daniel F. Duchovny
　　　　　　　　　　　　　　　　　　Special Counsel
　　　　　　　　　　　　　　　　　　Office of Mergers and Acquisitions